SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

TLC Vision Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872549100
(CUSIP Number)

Edward E. Steiner, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872549100		Page 2 of 4 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) S. N. Joffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,502,504
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,140,995
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,502,504 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13D is filed to amend Item 4 and Item 7.

Item 4.  Purpose of Transactions.

The following information supplements the Stephen N. Joffe’s (the “Reporting Person”) response to Item 4 in the Reporting Person’s Schedule 13D filed on February 21, 2008 as amended on February 27, 2008.

The Reporting Person is considering, either alone or with other holders of common shares of TLC Vision Corporation  (the “Issuer”), nominating persons for election to the Board of Directors of the Issuer at the Issuer’s 2008 Annual Meeting.  The Reporting Person and its advisors intend to engage in discussions regarding nominations to the Board of Directors of the Issuer with other holders of common shares.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.1*	Power of Attorney
99.2*	Proxy
99.3*	Letter dated February 14, 2008 to TLC Vision Corporation (filed as part of Exhibit 99.4)
99.4*	Press Release
99.5*	Press Release dated February 27, 2008 (including letter dated February 27, 2008 to TLC Vision Corporation)
          * Previously filed.

[Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 29, 2008

*
Dr. Stephen N. Joffe

/s/Mark A. Weiss
*Mark A. Weiss
As Attorney-in-Fact for Dr. Stephen N. Joffe